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GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

KAI SUN

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

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July 6, 2023

VIA EDGAR

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prenetics Global Limited (File No. 333-265284)

Response to the Staff’s Comments on Post-Effective Amendment for

Registration Statement on Form F-1 Filed on May 31, 2023

Dear Mr. O’Leary and Ms. Schwartz:

On behalf of our client, Prenetics Global Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 14, 2023 with respect to Post-Effective Amendment No. 3 to the Company’s registration statement on Form F-1 filed with the Commission on May 31, 2023 (the “Post-Effective Amendment No. 3”).

Concurrently with the submission of this letter, the Company is filing the Post-Effective Amendment No. 4 to the registration statement on Form F-1 (the “Post-Effective Amendment No. 4”).

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

July 6, 2023

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Post-Effective Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-Effective Amendment No. 4. The changes reflected in the Post-Effective Amendment No. 4 include those made in response to the Staff’s comments as well as other updates.

Post-Effective Amendment for Registration Statement on Form F-1 filed on May 31, 2023

Cover Page

1.

We note your response to our prior comment number 3 and reissue in part. We note your disclosure on the cover page stating “Prenetics Global Limited is a Cayman Islands holding company with operations primarily conducted by its subsidiaries” and further stating “[w]e have subsidiaries conducting operations in Hong Kong.” We note in your response you point to the diagram in the Prospectus Summary of the organizational structure. Please state specifically on the cover page which entities conduct the company’s operations and, specifically, which entities conduct operations in Hong Kong, including the entities from the recent acquisition of ACT Genomics.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 4.

Prospectus Summary, page 1

2.

We note your response to our prior comment number 2 and reissue in part. Please revise the Prospectus Summary to address the risks highlighted on the cover page in response to our prior comment number 2.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6-7 of the Post-Effective Amendment No. 4.

3.	Please revise to provide more information about your historical minority interest in a genomics business in mainland China, which is mentioned on page 3.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Post-Effective Amendment No. 4.

General

4.

We note your response to our prior comment number 12. We also note the added cover page and Risk Factor disclosure, including your disclosure that you “consider that the current laws and regulations of the PRC applicable to mainland China have no material impact on [y]our business” however, you “must contend with uncertainties stemming from the PRC’s intricate and evolving legal and regulatory landscape.” Despite your view that there has not been any impact thus far, the risk should be definitively stated. Please revise your disclosure on the cover page to state that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

July 6, 2023

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Post-Effective Amendment No. 4.

If you have any questions regarding the Post-Effective Amendment No. 4, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at +852 3740 4703 or via email at jonathan.stone@skadden.com.

Very truly yours,

/s/ Jonathan Stone
Jonathan Stone

cc:	Yeung Danny Sheng Wu, Chairman of the Board of Directors and Chief Executive Officer, Prenetics Global Limited

Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Bayern Chui, Partner, KPMG